# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FARO TECHNOLOGIES INC, CIK 0000917491
CUSIP: 311642102
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 125 TECHNOLOGY PARK, LAKE MARY, Florida (FL), 32746-6204
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001645721-23-000009
Filed by CIK 0001645721

## Reporting persons
- Divisar Partners QP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 876,513; sole dispositive power 0; shared dispositive power 876,513; aggregate amount beneficially owned 876,513 (4.6% of the class)
  Comment: Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported herein.
- Divisar Capital Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 941,283; sole dispositive power 0; shared dispositive power 941,283; aggregate amount beneficially owned 941,283 (4.9% of the class)
- Steven Baughman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 941,283; sole dispositive power 0; shared dispositive power 941,283; aggregate amount beneficially owned 941,283 (4.9% of the class)

## Item 1. Issuer
Name of issuer: FARO TECHNOLOGIES INC
Address of issuer's principal executive offices: 125 TECHNOLOGY PARK, LAKE MARY, FLORIDA, 32746-6204.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Divisar Partners QP, L.P.

(ii) Divisar Capital Management, LLC

(iii) Steven Baughman
Address of principal business office or, if none, residence:
(i) Divisar Partners QP, L.P.
275 Sacramento Street, 8th Floor
San Francisco, CA 94111

(ii) Divisar Capital Management, LLC
275 Sacramento Street, 8th Floor
San Francisco, CA 94111

(iii) Steven Baughman
275 Sacramento Street, 8th Floor
San Francisco, CA 94111
Citizenship:
(i) Divisar Partners QP, L.P. - DE

(ii) Divisar Capital Management, LLC - DE

(iii) Steven Baughman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Divisar Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Divisar Capital Management, LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Divisar Partners QP, L.P.
Amount beneficially owned: 876,513

Divisar Capital Management, LLC
Amount beneficially owned: 941,283

Steven Baughman
Amount beneficially owned: 941,283
Percent of class:
Based on 19,226,240 shares of Common Stock as of April 21, 2025, as represented by the Issuer in Form 10-Q filed with the SEC on April 24, 2025.

Divisar Partners QP, L.P.
Percent of Class: 4.6%

Divisar Capital Management, LLC
Percent of Class: 4.9%

Steven Baughman
Percent of Class: 4.9%
Sole power to vote or to direct the vote:
Divisar Partners QP, L.P.
Sole power to vote or to direct vote: 0

Divisar Capital Management, LLC
Sole power to vote or to direct vote: 0

Steven Baughman
Sole power to vote or to direct vote: 0
Shared power to vote or to direct the vote:
Divisar Partners QP, L.P.
Shared power to vote or to direct vote: 876,513

Divisar Capital Management, LLC
Shared power to vote or to direct vote: 941,283

Steven Baughman
Shared power to vote or to direct vote: 941,283
Sole power to dispose or to direct the disposition:
Divisar Partners QP, L.P.
Sole power to dispose or to direct the disposition of: 0

Divisar Capital Management, LLC
Sole power to dispose or to direct the disposition of: 0

Steven Baughman
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Divisar Partners QP, L.P.
Shared power to dispose or to direct the disposition of: 876,513

Divisar Capital Management, LLC
Shared power to dispose or to direct the disposition of: 941,283

Steven Baughman
Shared power to dispose or to direct the disposition of: 941,283

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Divisar Partners QP, L.P.: /s/ Steven Baughman, CEO, Divisar Capital Management, LLC, its General Partner (05/15/2025)
- Divisar Capital Management LLC: /s/ Steven Baughman, CEO (05/15/2025)
- Steven Baughman: /s/ Steven Baughman, Steven Baughman (05/15/2025)